UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
	Donald P. Balzano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) ☐
		(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
	United States of America
Number of	5.	Sole Voting Power
Shares		54,165
Beneficially	6.	Shared Voting Power
Owned by		-0-
Each	7.	Sole Dispositive Power
Reporting		54,165
Person	8.	Shared Dispositive Power
With:		-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	54,165(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)
	6.8%

12.	Type of Reporting Person (See Instructions)
	IN

(1)  The percentage reported in this Schedule 13G is based upon 802,424 shares of Common Stock outstanding according to Form 10-Q filed by the Issuer on May 14, 2014.

Item 1(a).  Name of Issuer

Pacific Health Care Organization, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Officers

1201 Dove Street, Suite 300
Newport Beach, California 92660

Item 2(a).  Name of Person Filing

Donald P. Balzano

Item 2(b).  Address of Principal Business Office, or if none, Residence

1201 Dove Street, Suite 300
Newport Beach, California 92660

Item 2(c).  Citizenship

United States of America

Item 2(d).  Title of Class of Securities

Common Stock

Item 2(e).  CUSIP Number

69439P209

Item 3.  If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined with Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K), If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Item 4.  Ownership

(a)	Amount beneficially owned:

As of the close of business on July 29, 2014 Mr. Balzano owned 54,165 shares of Common Stock.

(b)	Percent of class:

As of the close of business on July 29, 2014 Mr. Balzano owned 6.8% of the outstanding shares of Common Stock.  The percentage is based upon 802,424 shares of Common Stock outstanding according to Form 10-Q filed by the Issuer on May 14, 2014.

(c)	Number of shares to which the person has:

(i)	Sole power to vote or direct the vote of Common Stock:

54,165

(ii)	Shared power to vote or direct the vote of Common Stock:

-0-

(iii)	Sole power to dispose or to direct the power disposition of Common Stock:

54,165

(iv)	Shared power to dispose or to direct the power disposition of Common Stock:

-0-

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2014	By:	/s/ Donald P. Balzano
Donald P. Balzano